Exhibit 21.1
Subsidiaries of First Solar, Inc.

Name	Jurisdiction
First Solar US Manufacturing, LLC	Delaware
First Solar Electric Company, LLC	Delaware
First Solar Electric Contracting, Inc.	Delaware
First Solar Property, LLC	Delaware
First Solar GmbH	Germany
First Solar Holdings GmbH	Germany
First Solar Manufacturing GmbH	Germany
Minera Teloro S.A. de C.V.	Mexico